                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     For the Quarter Ended December 31, 2003

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             FORM 20-F [X]              FORM 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    YES [ ]                   NO [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     FOR THE QUARTER ENDED DECEMBER 31, 2003

                                      INDEX

PART I  FINANCIAL INFORMATION

          Item 1. Financial Statements

                  Unaudited Consolidated Financial Statements

                    Consolidated Balance Sheets

                    Consolidated Statements of Income

                    Consolidated Statement of Changes in Shareholders' Equity

                    Consolidated Statements of Cash Flows

                    Notes to Unaudited Consolidated Financial Statements

          Item 2. Operating and Financial Review and Prospects

PART II OTHER INFORMATION

          Item 1. Submission of Matters to a Vote of Security Holders

          Item 2. Reports on Form 6-K

SIGNATURES

PART I FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                  AS OF
                                                                                       -------------------------------
                                                                                       DECEMBER 31,      SEPTEMBER 30,
                                                                                           2003              2003
                                                                                       ------------      -------------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
   Cash and cash equivalents                                                           $   552,213        $   847,600
   Short-term interest-bearing investments                                                 676,529            443,292
   Accounts receivable, net                                                                210,022            198,274
   Deferred income taxes and taxes receivable                                               82,453             60,868
   Prepaid expenses and other current assets                                                74,274             85,902
                                                                                       -----------        -----------
         Total current assets                                                            1,595,491          1,635,936

Equipment, vehicles and leasehold improvements, net                                        188,675            203,467
Deferred income taxes                                                                      104,063            105,943
Goodwill and other intangible assets, net                                                  850,388            855,975
Other noncurrent assets                                                                     87,434             76,196
                                                                                       -----------        -----------
         Total assets                                                                  $ 2,826,051        $ 2,877,517
                                                                                       ===========        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                    $    77,116        $   101,116
   Accrued expenses and other current liabilities                                          130,571            123,223
   Accrued personnel costs                                                                 122,201            106,857
   Convertible notes                                                                       395,454            400,454
   Short-term portion of financing arrangement                                               2,366              2,179
   Deferred revenue                                                                        182,925            174,616
   Short-term portion of capital lease obligations                                          26,640             27,140
   Deferred income taxes and taxes payable                                                 150,274            133,002
                                                                                       -----------        -----------
         Total current liabilities                                                       1,087,547          1,068,587

Deferred income taxes                                                                       46,521             44,835
Noncurrent liabilities and other                                                           168,448            172,495
                                                                                       -----------        -----------
         Total liabilities                                                               1,302,516          1,285,917
                                                                                       -----------        -----------
Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;(pound)0.01 par value; 0 shares
     issued and outstanding                                                                      -                  -
   Ordinary Shares - Authorized 550,000 shares;(pound)0.01 par value; 224,318 and
     223,790 issued and 211,596 and 216,058 outstanding, respectively                        3,589              3,580
   Additional paid-in capital                                                            1,827,471          1,820,956
   Treasury stock, at cost - 12,722 and 7,732 Ordinary Shares, respectively               (233,274)          (109,281)
   Accumulated other comprehensive income                                                       51              3,715
   Accumulated deficit                                                                     (74,302)          (127,370)
                                                                                       -----------        -----------
         Total shareholders' equity                                                      1,523,535          1,591,600
                                                                                       -----------        -----------
         Total liabilities and shareholders' equity                                    $ 2,826,051        $ 2,877,517
                                                                                       ===========        ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (in thousands, except per share data)

                                                                   THREE MONTHS ENDED DECEMBER 31,
                                                                   -------------------------------
                                                                       2003               2002
                                                                   -----------        ------------
Revenue:
   License (*)                                                     $    16,621        $     20,526
   Service (*)                                                         411,674             318,860
                                                                   -----------        ------------
                                                                       428,295             339,386
                                                                   -----------        ------------
Operating expenses:
    Cost of license                                                      1,132               1,136
    Cost of service                                                    272,103             203,986
    Research and development                                            30,498              29,619
    Selling, general and administrative                                 52,497              51,580
    Amortization of purchased intangible assets                          5,096               5,154
    Restructuring charges                                                    -               9,956
                                                                   -----------        ------------
                                                                       361,326             301,431
                                                                   -----------        ------------

Operating income                                                        66,969              37,955
Interest income and other, net (*)                                       1,067               4,977
                                                                   -----------        ------------
Income before income taxes                                              68,036              42,932
Income taxes                                                            14,968              10,733
                                                                   -----------        ------------
Net income                                                         $    53,068        $     32,199
                                                                   ===========        ============
Basic earnings per share                                           $      0.25        $       0.15
                                                                   ===========        ============
Diluted earnings per share                                         $      0.24        $       0.15
                                                                   ===========        ============
Basic weighted average number of shares outstanding                    215,106             215,626
                                                                   ===========        ============
Diluted weighted average number of shares outstanding                  220,594             217,139
                                                                   ===========        ============

(*)      See Note 4.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

      CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

                                 (in thousands)

                                                                                    Accumulated
                                       Ordinary Shares     Additional                  Other                            Total
                                     --------------------   Paid-in    Treasury    Comprehensive   Accumulated      Shareholders'
                                      Shares      Amount    Capital      Stock     Income (Loss)     Deficit           Equity
                                     -------      -------  ----------  ---------   -------------   ------------     -------------
BALANCE AS OF SEPTEMBER 30, 2003     216,058      $ 3,580  $1,820,956  $(109,281)   $     3,715     $(127,370)       $ 1,591,600
Comprehensive income:
  Net income                               -            -           -          -              -        53,068             53,068
  Unrealized loss on foreign
     currency hedging contracts,
     net of $(1,091) tax                   -            -           -          -         (3,199)            -             (3,199)
  Unrealized loss on cash
     equivalents and short-term
     interest-bearing
     investments, net of $(133)
     tax                                   -            -           -          -           (465)            -               (465)
                                                                                                                     -----------
  Comprehensive income                                                                                                    49,404
                                                                                                                     -----------
Employee stock options exercised         528            9       4,837          -              -             -              4,846
Tax benefit of stock options
   exercised                               -            -       1,672          -              -             -              1,672
Repurchase of ordinary shares         (4,990)           -           -   (123,993)             -                         (123,993)
Expense related to vesting of
   stock options                           -            -           6          -              -             -                  6
                                     -------      -------  ----------  ---------    -----------     ---------        -----------
BALANCE AS OF DECEMBER 31, 2003      211,596      $ 3,589  $1,827,471  $(233,274)   $        51     $ (74,302)       $ 1,523,535
                                     =======      =======  ==========  =========    ===========     =========        ===========

As of December 31, 2003 and September 30, 2003, accumulated other comprehensive income (loss) is comprised of unrealized gain on derivatives, net of tax, of $484 and $3,683, respectively, and unrealized (loss) gain on cash equivalents and short-term interest-bearing investments, net of tax, of $(433) and $32, respectively.

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                 (in thousands)

                                                                  THREE MONTHS ENDED DECEMBER 31,
                                                                  ---------------------------------
                                                                     2003                  2002
                                                                  -----------         -------------
CASH FLOW FROM OPERATING ACTIVITIES:
Net income                                                        $    53,068         $      32,199
Reconciliation of net income to net cash provided by
     operating activities:
   Depreciation and amortization                                       25,402                24,018
   (Gain) loss on sale of equipment                                       (45)                  241
   Gain on repurchase of convertible notes                                (13)                    -
   Deferred income taxes                                               (4,542)               (2,188)
   Tax benefit of stock options exercised                               1,672                     8
   Realized (gain) loss from short-term
     interest-bearing investments                                        (388)                  779
Net changes in operating assets and liabilities, net of
   amounts acquired:
   Accounts receivable                                                (11,747)               55,532
   Prepaid expenses and other current assets                           10,515               (21,356)
   Other noncurrent assets                                            (12,059)               (2,477)
   Accounts payable and accrued expenses                                3,202                (5,591)
   Deferred revenue                                                     8,309                   254
   Income taxes payable                                                 5,066                 2,659
   Noncurrent liabilities and other                                     4,211                   949
                                                                  -----------         -------------
Net cash provided by operating activities                              82,651                85,027
                                                                  -----------         -------------
CASH FLOW FROM INVESTING ACTIVITIES:
Proceeds from sale of equipment, vehicles and leasehold
     improvements                                                         220                   496
Payments for purchase of equipment, vehicles, leasehold
     improvements and other                                           (14,049)              (13,251)
Proceeds from sale of short-term interest-bearing
     investments                                                      311,995               182,790
Purchase of short-term interest-bearing investments                  (545,442)             (158,171)
Reimbursement of cash in acquisition                                        -                11,111
                                                                  -----------         -------------
Net cash (used in) provided by investing activities                  (247,276)               22,975
                                                                  -----------         -------------
CASH FLOW FROM FINANCING ACTIVITIES:

Proceeds from employee stock options exercised                          4,846                   607
Repurchase of ordinary shares                                        (123,993)                    -
Repurchase of convertible notes                                        (4,987)                    -
Principal payments under financing arrangement                           (546)                    -
Principal payments on capital lease obligations                        (6,082)               (2,995)
                                                                  -----------         -------------
Net cash used in financing activities                                (130,762)               (2,388)
                                                                  -----------         -------------
Net (decrease) increase in cash and cash equivalents                 (295,387)              105,614
Cash and cash equivalents at beginning of period                      847,600               466,655
                                                                  -----------         -------------
Cash and cash equivalents at end of period                        $   552,213         $     572,269
                                                                  ===========         =============
SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:

   Income taxes, net of refunds                                   $     9,125         $      10,195
   Interest                                                             4,575                 5,044

  The accompanying notes are an integral part of these consolidated financial statements.

                                 AMDOCS LIMITED

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                      (in thousands, except per share data)

1.       BASIS OF PRESENTATION

         Amdocs Limited (the "Company") is a leading provider of software products and services to the communications industry. The Company and its subsidiaries operate in one operating segment, providing integrated customer management systems and related services primarily for the communications industry. The Company designs, develops, markets, supports, operates and provides Managed Services for information system solutions primarily to leading communications companies throughout the world.

         The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

         The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

         The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company's consolidated financial statements for the fiscal year ended September 30, 2003, set forth in the Company's Annual Report on Form 20-F filed on December 24, 2003 with the Securities and Exchange Commission.

2.       SIGNIFICANT ACCOUNTING POLICY

         Accounting for Stock-Based Compensation

         The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No employee stock-based compensation cost is reflected in net income for the three months ended December 31, 2003 and 2002, as all options granted were at an exercise price equal to the market value of the underlying shares at the grant date.

         As presented below, the Company determined net income (loss) and earnings (loss) per share information as if the fair value method described in Statements of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of Financial Accounting Standards Board Statement No. 123", had been applied to its employee stock-based compensation. The Company utilized the Black-Scholes option-pricing model to estimate fair value, which is one of several methods that can be used under SFAS No. 123. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The fair value of options granted was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for the presented periods (all in weighted averages):

                                               THREE MONTHS ENDED
                                                  DECEMBER 31,
                                            -------------------------
                                              2003             2002
                                            ---------        --------
Risk-free interest rate                         2.09%            2.72%
Expected life of options                        3.00             2.93
Expected annual volatility                     0.435            0.604
Expected dividend yield                         None             None

Fair value per option                       $  6.854         $  3.125

         The following table sets forth the pro forma effect on net income and earnings per share for the three months ended December 31, 2003 and 2002:

                                                THREE MONTHS ENDED
                                                   DECEMBER 31,
                                          -----------------------------
                                              2003              2002
                                          ------------     ------------
Net income, as reported                   $     53,068     $     32,199
Less: Total stock-based employee
      compensation expense
      determined under fair value
      method for all awards, net
      of related tax effects                     6,707           12,935
                                          ------------     ------------
Pro forma net income                      $     46,361     $     19,264
                                          ============     ============
Basic earnings per share:
    As reported                           $       0.25     $       0.15
                                          ============     ============
    Pro forma                             $       0.22     $       0.09
                                          ============     ============
Diluted earnings per share:
    As reported                           $       0.24     $       0.15
                                          ============     ============
    Pro forma                             $       0.21     $       0.09
                                          ============     ============

3.       ADOPTION OF NEW ACCOUNTING STANDARDS

         Non-Software Elements in an Arrangement Containing Software

         In July 2003, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-05, "Applicability of AICPA Statement of Position 97-2, Software Revenue Recognition, to Non-Software Deliverables in an Arrangement Containing More-Than Incidental Software" ("Issue 03-05"). Issue 03-05 addresses whether non-software deliverables (e.g., non-software related equipment or services) included in an arrangement that contains software that is more than incidental to the products or services as a whole are included within the scope of Statement of Position 97-2, "Software Revenue Recognition". Software-related elements include software products, upgrades/enhancements, post-contract customer support and services, as well as any non-software deliverables for which a software deliverable is essential to its functionality. Under Issue 03-05, in an arrangement that includes software, computer hardware that will contain the software, and additional unrelated equipment, if the software is essential to the functionality of the hardware, the hardware would be considered software-related and, therefore, included within the scope of SOP 97-2. Issue 03-05 is effective for arrangements entered into in the first reporting period (annual or interim) beginning after August 13, 2003. The Company adopted Issue 03-05 on October 1, 2003. Issue 03-05 currently has no effect on the Company's consolidated financial position and results of operations.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

4.       RELATED PARTY TRANSACTIONS

         The Company had licensed software and provided computer systems integration and related services to Certen Inc. ("Certen") prior to its acquisition by the Company in July 2003 (see Note 10). The following related party revenue is included in the statement of income for the three months ended December 31, 2002:

Revenue:
   License                                             $   2,052
   Service                                                25,046

         The following related party expense is included in the statement of income for the three months ended December 31, 2002:

         Interest income and other, net (1)            $     639

         (1) Represents interest and exchange rate differences, net of hedging, on the convertible debentures of Certen. Absent hedging, this amount would be $1,009.

5.       ACCOUNTS RECEIVABLE, NET

         Accounts receivable, net consists of the following:

                                                            AS OF
                                             ---------------------------------
                                              DECEMBER 31,        SEPTEMBER 30,
                                                 2003                2003
                                             -------------       -------------
Accounts receivable - billed                 $     200,518       $     200,220
Accounts receivable - unbilled                      26,038              16,072
Less - allowances                                  (16,534)            (18,018)
                                             -------------       -------------
Accounts receivable, net                     $     210,022       $     198,274
                                             =============       =============

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

6.       COMPREHENSIVE INCOME

         Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

         The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                    THREE MONTHS ENDED
                                                       DECEMBER 31,
                                                --------------------------
                                                    2003           2002
                                                ------------    ----------
Net income                                      $     53,068    $   32,199
Other comprehensive income:
    Unrealized (loss) income on foreign
      currency hedging contracts, net of
      tax                                             (3,199)        5,468
    Unrealized loss on short-term
      interest-bearing investments, net of
      tax                                               (465)         (106)
                                                ------------    ----------
Comprehensive income                            $     49,404    $   37,561
                                                ============    ==========

7.       INCOME TAXES

         The provision for income taxes for the following periods consisted of:

                                                     THREE MONTHS ENDED
                                                         DECEMBER 31,
                                                ----------------------------
                                                     2003            2002
                                                ------------    ------------
Current                                         $     19,510    $     12,921
Deferred                                              (4,542)         (2,188)
                                                ------------    ------------
                                                $     14,968    $     10,733
                                                ============    ============

         The effective income tax rate from continuing operations varied from the statutory Guernsey tax rate as follows for the following periods:

                                                       THREE MONTHS ENDED
                                                          DECEMBER 31,
                                                       ------------------
                                                       2003          2002
                                                       ----          ----
Statutory Guernsey tax rate                             20%           20%
Guernsey tax-exempt status                             (20)          (20)
Foreign taxes                                           22            25
                                                      ----          ----
Effective income tax rate                               22%           25%
                                                      ====          ====

         As a Guernsey corporation with tax-exempt status, the Company's overall effective tax rate is attributable solely to foreign taxes and for fiscal year 2004 is expected to approximate 22%. Effective October 1, 2002, following the adoption of SFAS No. 142, the Company no longer amortizes goodwill resulting from acquisitions. As a result, goodwill amortization that is not tax-deductible no longer affects the Company's effective tax rate.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

8.       EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

                                                      THREE MONTHS ENDED
                                                         DECEMBER 31,
                                                  --------------------------
                                                       2003       2002
                                                  ----------    ------------
Numerator:
   Net income                                     $   53,068    $     32,199
                                                  ==========    ============
Denominator:
  Denominator for basic earnings per share -
   weighted average number of shares
   outstanding (1)                                   215,106         215,626
  Effect of dilutive stock options granted             5,488           1,513
                                                  ----------    ------------
  Denominator for diluted earnings per share -
   adjusted weighted average shares and
   assumed conversions (1)                           220,594         217,139
                                                  ==========    ============
  Basic earnings per share                        $     0.25    $       0.15
                                                  ==========    ============
  Diluted earnings per share                      $     0.24    $       0.15
                                                  ==========    ============

         (1) The weighted average number of shares outstanding during the three months ended December 31, 2002 includes exchangeable shares held by shareholders of Amdocs Canada, Inc. (formerly Solect Technology Group Inc. ("Solect")) pursuant to the Company's acquisition of Solect in April 2000, which were exchangeable for the Company's ordinary shares on a one-for-one basis. As of August 2003, none of the exchangeable shares remained outstanding.

         The effect of the 2% Convertible Notes due June 1, 2008 issued by the Company in May, 2001 (the "Notes") on diluted earnings per share was anti-dilutive for the three months ended December 31, 2003 and 2002, and, therefore, was not included in the above calculation. The weighted average effect of the repurchase of ordinary shares by the Company has been included in the calculation of basic earnings per share.

9.       REPURCHASE OF SECURITIES

         On November 5, 2003, the Company announced that its board of directors had authorized a share repurchase program of up to 5,000 ordinary shares during fiscal 2004. The authorization permits the Company to purchase ordinary shares in open market or privately negotiated transactions and at prices the Company deems appropriate. The Company stated that one of the main purposes of the repurchase program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions. During the three months ended December 31, 2003 the Company repurchased 4,990 ordinary shares, for an aggregate purchase price of $123,993. Pursuant to a previous share repurchase program in fiscal 2002, the Company repurchased 7,732 ordinary shares, for an aggregate purchase price of $109,281. Any share repurchases that the Company may make to offset the dilutive effect of share issuances in the XACCT acquisition (see Note 10), would be in addition to the 5,000 share buyback program previously authorized by its board of directors.

         In July 2002, the board of directors authorized the Company to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by the Company. During the three months ended December 31, 2003, the Company repurchased $5,000 aggregate principal amount of the

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

Notes for an aggregate purchase price of $4,987. During fiscal 2003 and 2002, the Company repurchased $99,546 aggregate principal amount of the Notes for an aggregate purchase price of $93,087. The Company funded these repurchases, and intends to fund any future repurchases, with available funds.

10.      ACQUISITIONS

         CERTEN INC.

         On July 2, 2003, the Company acquired from Bell Canada ("Bell") its 90% ownership interest in Certen (renamed Amdocs Canada Managed Services, Inc.) for approximately $66,000 in cash. In addition, the Company had related transaction costs of approximately $5,000. The Company and Bell formed Certen in January 2001 to provide customer care and billing solutions to Bell and a number of Bell's affiliated companies. As a result of the acquisition, Certen is now a wholly owned subsidiary of the Company. This acquisition expanded the Company's Managed Services operation and positioned it as a major provider of Managed Services to the communications industry.

         The following is the revised preliminary allocation of the purchase price and deferred tax liability:

Purchase price                                                                $    65,887
   Estimated transaction costs                                                      5,000
                                                                              -----------
   Total purchase price                                                            70,887
   Write-off of deferred revenue and allowance on Amdocs books, net of
     tax                                                                          (33,666)
                                                                              -----------
   Net amount for purchase price allocation                                   $    37,221
                                                                              ===========
Allocation of purchase price:
   90% tangible assets acquired, net of capitalized Amdocs system on
     Certen's books                                                           $    80,875
   90% liabilities assumed                                                       (241,330)
                                                                              -----------
   Net tangible assets                                                           (160,455)

   Customer arrangement                                                            36,385
   Adjustment to fair value of pension and other post-employment benefit
     liabilities                                                                  (10,534)
   EITF 95-3 and other liabilities                                                 (4,936)
   Deferred taxes resulting from the difference between the assigned value of certain assets and liabilities and their respective tax
     bases                                                                         74,307
                                                                              -----------
   Net fair value of tangible assets acquired                                     (65,233)
   Goodwill                                                                       102,454
                                                                              -----------
                                                                              $    37,221
                                                                              ===========

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

         The following table sets forth the unaudited pro forma revenue, operating income, net income and per share figures for the three months ended December 31, 2002, as if Certen had been acquired as of October 1, 2001:

                                                        THREE MONTHS ENDED
                                                        DECEMBER 31, 2002
                                                        ------------------
Revenue                                                     $ 382,790
Operating income                                               31,006
Net income                                                     25,551
Basic earnings per share                                         0.12
Diluted earnings per share                                       0.12

         XACCT TECHNOLOGIES LIMITED

         On December 22, 2003, the Company announced that it had reached an agreement to acquire XACCT Technologies Limited ("XACCT"), a privately-held provider of mediation software to communications service providers. The Company will acquire XACCT's outstanding shares for approximately $29,500, subject to certain adjustments, of which approximately $13,500 will be paid in cash and the balance in the Company's ordinary shares. This acquisition further expands the scope of the Company's billing capabilities in the network mediation space, enabling the collection, formatting and distribution of network usage events. With this acquisition, the Company achieves the capability to support end-to-end event processing, from network mediation through billing, for voice, data, content and commerce prepaid and postpaid transactions. The Company expects to complete the acquisition during the second quarter of fiscal 2004.

         The Company's ordinary shares to be issued in the acquisition will be issued in a private placement and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company may use authorized and unissued or treasury shares to effect the acquisition or, if market conditions are favorable, may purchase the shares needed for the transaction in open market or privately negotiated transactions. Any share repurchases by the Company would be in addition to the 5,000 share buyback program previously authorized by its board of directors.

11.      OPERATIONAL EFFICIENCY AND COST REDUCTION PROGRAM

         In the first quarter of fiscal 2003 the Company announced a series of measures designed to reduce costs and improve productivity and recorded a charge of $9,956, consisting primarily of employee separation costs in connection with the termination of the employment of approximately four hundred software and information technology specialists and administrative professionals and for the write-off of leasehold improvements and rent obligations. Except for certain lease termination costs that will be paid over the respective lease terms, to date the Company has paid most of the costs associated with the cost reduction program. The employee terminations occurred at various locations around the world. In addition, the Company implemented other cost reduction measures, including travel cuts and reductions in other discretionary costs. This charge is included in "restructuring charges".

         As of December 31, 2003, the remaining accrual balances for all cost reduction programs were $7,655, consisting primarily of facility-related costs that are expected to be paid through April 2012. During the three months ended December 31, 2003 the Company paid $1,637 related to the cost reduction programs accrual. Actual future cash requirements may differ materially from the accrual as of December 31, 2003, particularly if actual sublease income is significantly different from current estimates.

                                 AMDOCS LIMITED

                      (in thousands, except per share data)

12.      CONTINGENCIES

         Legal Proceedings

         On December 2, 2003 the Company announced that the United States District Court for the Eastern District of Missouri had issued an order granting the Company's motion to dismiss the securities class action lawsuits that had been pending against the Company and certain of its directors and officers since June 2002. The court's order also directed that judgment be entered in favor of the defendants. The consolidated complaint filed in the action alleged that the Company and the individual defendants had made false or misleading statements about the Company's business and future prospects during a putative class period between July 18, 2000 and June 20, 2002. On December 29, 2003 the lead plaintiffs appealed to the United States Court of Appeals for the Eight Circuit from the final judgment entered on December 1, 2003.

         The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

         Securities and Exchange Commission Investigation

         The Company has been informed that the Midwest Regional Office of the SEC is conducting a private investigation into the events leading up to the Company's announcement in June 2002 of revised projected revenue for the third and fourth quarters of fiscal 2002. The investigation appears to be focused on, but is not explicitly limited to, the Company's forecasting beginning with its April 23, 2002 press release. Although the Company believes that it will be able to satisfy any concerns the SEC staff may have in this regard, the Company is unable to predict the duration, scope, or outcome of the investigation. The Company is cooperating fully with the SEC staff.

         Guarantor's Accounting and Disclosure Requirements for Guarantees

         The Company is a party to an agreement entered into prior to December 31, 2002 that includes an indemnification of one of its customers for any withholding tax that might be required under the customer's local tax laws from certain payments made to the Company under this agreement. The indemnification under this agreement expires in December 2005. As of December 31, 2003 and September 30, 2003, the maximum potential amount of the Company's future exposure under this guarantee pursuant to Financial Accounting Standards Board Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was $4,717.

         The Company generally sells its ClarifyCRM products with a limited warranty for a period of 90 days. The Company's policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company's experience, only minimal warranty services have been required and, as a result, the Company did not accrue any amounts for product warranty liability during the three months ended December 31, 2003 and 2002.

         The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company's software. To date, the Company has incurred only minimal costs as a result of such obligations and has not accrued any liabilities related to such indemnification in its financial statements.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD LOOKING STATEMENTS

         This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "expect", "anticipate", "believe", "seek", "estimate", "project", "forecast", "continue", "potential", "should", "would", "could" and "may", and other words that convey uncertainty of future events or outcome. Statements that we make in this section that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

         Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors, please read the information set forth under the caption "Risk Factors" in the Form 20-F for fiscal 2003 that we have filed with the United States Securities and Exchange Commission ("SEC").

INTRODUCTION

         In this section, we discuss the general financial condition and the results of operations for Amdocs and its subsidiaries including:

         -    the factors that affect our business,

         - our revenue and costs for the three months ended December 31, 2003 and 2002,

         - the reasons why such revenue and costs were different from period to period,

         -    the sources of our revenue,

         -    how all of this affects our overall financial condition,

         - our expenditures for the three months ended December 31, 2003 and 2002, and

         - the sources of our cash to pay for future capital expenditures and possible acquisitions.

         In this section, we also analyze and explain the changes in the specific line items in our consolidated statements of income between the three-month periods ended December 31, 2003 and 2002. You should read this section in conjunction with our consolidated financial statements.

OVERVIEW OF BUSINESS AND TREND INFORMATION

         Our market focus is primarily the communications industry, and we are a leading provider of software products and services to major communications companies in North America, Europe and the rest of the world. The products and services that we provide are known as integrated customer management systems, which we refer to as "Integrated Customer Management". Our Integrated Customer Management product offerings consist primarily of billing and customer relationship management systems, which we refer to, collectively, as "Customer Care and Billing Systems", or "CC&B Systems". We refer to customer relationship management products included within CC&B Systems as "CRM" products. Our portfolio of products also includes a full range of directory sales and publishing systems, which we refer to as "Directory Systems", for publishers of both traditional printed yellow page and white page directories and electronic Internet directories.

         Our Integrated Customer Management systems are designed to meet the mission-critical needs of leading communications service providers. We support a wide range of communications services, including wireline, wireless, voice, data, broadband, content, electronic and mobile commerce and Internet Protocol ("IP") based services. We also support companies that offer bundled or convergent service packages. Due to the complexity of our customers' projects and the expertise required for system support, we also provide extensive implementation, system integration, system modification, ongoing support, system enhancement and maintenance services. In addition, we offer Managed Services, which include a combination of services, such as system modernization and consolidation, management and operation of data centers, purchase and management of related hardware assets, billing operations and application support, in all cases on either or a combination of a fixed or unit charge basis to our customers.

         As part of our strategy, we may pursue acquisitions and other initiatives in order to offer new products or services or otherwise enhance our market position or strategic strengths.

         We derive our revenue principally from:

         - the initial sales of our products and related services, including license fees and modification, implementation and integration services,

         - providing Managed Services and other related services for our solutions, and

         - recurring revenue from ongoing support and maintenance provided to our customers, and from incremental license fees resulting from increases in a customer's business volume.

         We usually sell our software as part of an overall solution offered to a customer, in which significant modification is normally required. As a result, we generally recognize revenue over the course of these long-term projects. Initial license fee revenue is recognized as work is performed, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract. Service revenue that involves significant ongoing obligations, including fees for software customization, implementation and modification, also is recognized as work is performed, under the percentage of completion method of accounting. Revenue from software solutions that do not require significant customization and modification is recognized upon delivery. In Managed Services contracts, we typically recognize revenue from the operation of a customer's system either ratably over the service period or as services are performed. Revenue from ongoing support services is recognized as work is performed. Revenue from third-party hardware and software sales is recognized upon installation and delivery, respectively. Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of a significant portion of our revenue being subject to the percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our annual and quarterly operating results.

         Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the communications industry. As a result of the slowdown in the communications industry during the last two years, the market value, financial results and prospects, and capital spending levels of communications companies declined or degraded. The challenging environment in the communications industry significantly impacted our business. During the last two years, delays in customer buying decisions stemming from rigorous management of operating expenses and overall reductions in the capital investment budgets of many communications service providers led to fewer new contracts, as well as smaller initial spending commitments and reduced discretionary spending under contracts with some of our customers. As a result of the market conditions during fiscal 2002 mentioned above, our revenue in the fiscal 2002 third quarter decreased by more than $75 million from the previous quarter. Revenue continued to decline in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003. During calendar 2003, the market began to stabilize. As a result, we resumed sequential revenue growth in the second quarter of fiscal 2003, although revenue for the first quarter of fiscal 2004 is still below the level achieved in the second quarter of fiscal 2002. During the three months ended December 31, 2003, communications service providers demonstrated a greater readiness to commit to new projects. While difficulties remain in the communications industry, we believe that, with the overall improvement of market conditions, we will be able to achieve modest sequential growth in revenues and earnings in the coming quarters.

         Our quarterly revenue for fiscal 2003 and 2002 are summarized below (in millions):

                            Q1                    Q2                  Q3                   Q4
                        -----------          -----------          -----------          -----------
Fiscal 2003             $     339.4          $     355.0          $     377.2          $     411.7
Fiscal 2002             $     422.6          $     455.3          $     380.2          $     355.5

         Due to our heavy dependence on the communications industry and a limited number of significant customers, we can be adversely affected by consolidations of service providers and by bankruptcies or other business failures in that industry. The potential loss of a customer due to consolidation or failures in the communications industry could harm our business and might have a material adverse effect on our consolidated operating results and financial condition.

         Our total revenue in the three months ended December 31, 2003 increased by $88.9 million, or 26.2%, from the three months ended December 31, 2002, as set forth below (in millions):

                                    THREE MONTHS              PERCENTAGE
                                  ENDED DECEMBER 31,           INCREASE
                             --------------------------       ----------
                               2003              2002
                             -------          ---------
Total revenue                $ 428.3          $   339.4         26.2%

         The increase in total revenue was primarily as a result of new Managed Services agreements and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003.

         License and service revenue from the sale of CC&B Systems was $375.4 million and $298.7 million in the three months ended December 31, 2003 and 2002, respectively, representing 87.7% and 88.0%, respectively, of our total revenue for such periods.

         We believe that we are a leading global provider of CC&B Systems. We provide a broad set of billing and CRM products, with proven functionality and scalability, accompanied by a comprehensive range of support services.

         We believe that demand for our CC&B Systems is driven by, among other key factors:

         -    the global penetration of communications service providers,

         - the emergence of new communications products and services, especially IP, data and content services,

         - technological changes, such as the introduction of wireless Internet services via GPRS (General Packet Radio Services) and UMTS (Universal Mobile Telecommunications System) technology,

         -    the ongoing consolidation within the communications industry,

         - the business needs of communications service providers to reduce costs and retain high value customers, and

         -    a shift from in-house management to vendor solutions.

         We also believe that additional drivers of demand are the continuing trend for communications service providers to offer their subscribers multiple service packages, commonly referred to as bundled or convergent services (combinations of voice, broadband, electronic and mobile commerce and IP services), and the ability of our CC&B Systems to improve productivity.

         License and service revenue from the sale of Directory Systems totaled $52.9 million and $40.7 million in the three months ended December 31, 2003 and 2002, respectively, accounting for 12.3% and 12.0%, respectively, of our total revenue for such periods.

         We believe that we are a leading provider of Directory Systems in most of the markets that we serve. As a result of new agreements announced in 2003, we expect that our revenue from Directory Systems will remain relatively stable in fiscal 2004.

         License and service revenue from the sale of CC&B Systems and Directory Systems includes revenue from Managed Services arrangements. Managed Services projects are a significant part of our business, and generate substantial, long-term revenue streams, cash flow and operating income. In the initial period of our Managed Services projects, we generally invest in modernization and consolidation of the customer's systems. Invoices are usually structured on a periodic fixed or unit charge basis. As a result, Managed Services projects can be less profitable in the initial period. Margins tend to improve over time as we benefit from the operational efficiencies provided by system modernization and consolidation. We expect that our Managed Services relationships will generate margins comparable to sales of our other products and related license and services over the entire relationships.

RESULTS OF OPERATIONS

         The following table sets forth for the three months ended December 31, 2003 and 2002 certain items in our consolidated statements of income reflected as a percentage of total revenue:

                                                                               THREE MONTHS ENDED
                                                                                   DECEMBER 31,
                                                                             ----------------------
                                                                              2003             2002
                                                                             -----            -----
Revenue:
  License.............................................................         3.9%             6.0%
  Service.............................................................        96.1             94.0
                                                                             -----            -----
                                                                             100.0            100.0
                                                                             -----            -----
Operating expenses:
  Cost of license.....................................................         0.3              0.3
  Cost of service.....................................................        63.5             60.2
  Research and development............................................         7.1              8.7
  Selling, general and administrative.................................        12.3             15.2
  Amortization of purchased intangible assets.........................         1.2              1.5
  Restructuring charges...............................................           -              2.9
                                                                             -----            -----
                                                                              84.4             88.8
                                                                             -----            -----
Operating income......................................................        15.6             11.2
Interest income and other, net........................................         0.3              1.5
                                                                             -----            -----
Income before income taxes............................................        15.9             12.7
Income taxes..........................................................         3.5              3.2
                                                                             -----            -----
Net income............................................................        12.4%             9.5%
                                                                             =====            =====

         The following is a tabular presentation of our results of operations for the three months ended December 31, 2003 compared to the three months ended December 31, 2002. Following the table is a discussion and analysis of our business and results of operations for such periods.

                                                 THREE MONTHS ENDED
                                                     DECEMBER 31,                  INCREASE (DECREASE)
                                             ----------------------------       ------------------------
                                                 2003             2002            AMOUNT            %
                                             -----------      -----------       ---------         -----
Revenue:
   License............................       $    16,621      $    20,526       $  (3,905)        (19.0)%
   Service............................           411,674          318,860          92,814          29.1
                                             -----------      -----------       ---------
                                                 428,295          339,386          88,909          26.2
                                             -----------      -----------       ---------
Operating expenses:
   Cost of license....................             1,132            1,136              (4)         (0.4)
   Cost of service....................           272,103          203,986          68,117          33.4
   Research and development...........            30,498           29,619             879           3.0
   Selling, general and
     administrative...................            52,497           51,580             917           1.8
   Amortization of purchased
     intangible assets................             5,096            5,154             (58)         (1.1)
   Restructuring charges..............                 -            9,956          (9,956)       (100.0)
                                             -----------      -----------       ---------
                                                 361,326          301,431          59,895          19.9
                                             -----------      -----------       ---------
Operating income......................            66,969           37,955          29,014          76.4
Interest income and other, net........             1,067            4,977          (3,910)        (78.6)
                                             -----------      -----------       ---------
Income before income taxes............            68,036           42,932          25,104          58.5
Income taxes..........................            14,968           10,733           4,235          39.5
                                             -----------      -----------       ---------
Net income............................       $    53,068      $    32,199       $  20,869          64.8%
                                             ===========      ===========       =========

         THREE MONTHS ENDED DECEMBER 31, 2003 AND 2002

         REVENUE. The increase in total revenue in the three months ended December 31, 2003 is primarily due to an increase in service revenue as a result of new Managed Services agreements signed during fiscal 2003 and additional revenue resulting from our acquisition of Certen in the fourth quarter of fiscal 2003.

         The significant new contracts that we obtained during fiscal 2003 were for Managed Services arrangements, which contain only a small license revenue component. In addition, the current communications market environment has resulted in pricing pressure, particularly with respect to license fees. As a result, license revenue in the three months ended December 31, 2003 decreased from the three months ended December 31, 2002.

         Total CC&B Systems revenue was $375.4 million for the three months ended December 31, 2003, an increase of $76.7 million, or 25.7%, over the three months ended December 31, 2002. The increase is attributable primarily to our acquisition of Certen in the fourth quarter of fiscal 2003.The demand for our CC&B Systems is primarily driven by the need for communications companies to continue to upgrade their billing, CRM and order management systems. In fiscal 2003, many communications companies reduced or delayed expenditures on system upgrades as a result of the slowdown in the communications industry. Recently, however, there has been an improvement in market conditions, accounting in part for the increase in revenue in the first quarter of fiscal 2004.

         Revenue from Directory Systems was $52.9 million for the three months ended December 31, 2003, an increase of $12.2 million, or 29.9%, over the three months ended December 31, 2002. The increase is attributable primarily to the new Managed Services agreements as well as extensions of agreements with, and additional services rendered to, existing customers.

         In the three months ended December 31, 2003, revenue from customers in North America, Europe and the rest of the world accounted for 66.4%, 26.7% and 6.9%, respectively, compared to 62.0%, 30.1% and 7.9%, respectively, for the three months ended December 31, 2002. The increase in revenue from customers in North America is attributable primarily to the acquisition of Certen, which expanded our activity and revenue from customers in North America, and by forming relationships with new customers and expanding relationships with existing customers in North America. The decreased contribution to revenue from customers in Europe and rest of the world relative to customers in North America, as a percentage of revenue, was attributable primarily to a relatively greater growth in activity from customers in North America than in Europe and the rest of the world during the first quarter of fiscal 2004.

         COST OF LICENSE. Cost of license mainly includes amortization of purchased computer software and intellectual property rights.

         COST OF SERVICE. The increase in cost of service in the three months ended December 31, 2003 was higher than the increase in our revenue in the three months ended December 31, 2003, and resulted in a decrease in our gross margin. Our gross margin was affected by the new Managed Services projects, which we expect to be less profitable in their initial period, and to a lesser extent, by the decrease in our license revenue.

         RESEARCH AND DEVELOPMENT. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, which involve the development of new software modules and product offerings, either in conjunction with customer projects or as part of our internal product development program. The increase in research and development expense was proportionally less than the increase in our total revenue. Although we intend to continue to devote resources to research and development, our research and development budget, like all of our costs, is sensitive to our overall financial condition but to a lesser extent. We believe that our research and development efforts are a key element of our strategy and are essential to our success. However, an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense in the first quarter of fiscal 2004 was primarily due to the overall increase in our operations and was proportionally less than the increase in our total revenue.

         RESTRUCTURING CHARGE. The restructuring charge in the three months ended December 31, 2002 consisted of the cost reduction program we implemented during the first quarter of fiscal 2003.

         OPERATING INCOME. The increase in operating income in the three months ended December 31, 2003 is attributable primarily to the increase in our total revenue, which was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation in the three months ended December 31, 2003.

         Operating income for the three months ended December 31, 2003 included amortization of purchased intangible assets of $5.1 million. Excluding this charge, operating income in the three months ended December 31, 2003 was $72.1 million, or 16.8% of revenue, an increase of 67.2% from prior year. Operating income for the three months ended December 31, 2002 included amortization of purchased intangible assets of $5.2 million and restructuring charges of $10.0. Excluding amortization of purchased intangible assets, operating income for the three months ended December 31, 2002 was $43.1 million, or 12.7% of revenue.

         INTEREST INCOME AND OTHER, NET. The decrease in interest income and other, net, in the first quarter of fiscal 2004 is primarily attributable to the decline in interest rates on our short-term interest-bearing investments as a result of our decision to shorten the duration of our investments due to volatility in the interest rate environment, to the increase in our interest expenses due to the capital lease obligations acquired in the Certen acquisition and due to changes in exchange rates of currencies other than the dollar. Although we hedge significant exposures in currencies other than the dollar, currency fluctuations partially affect our interest income and other, net.

         INCOME TAXES. Our effective tax rate in the three months ended December 31, 2003 was 22% compared to 25% in the three months ended December 31, 2002. Our effective tax rate for fiscal year 2004 is expected to be approximately 22% due to the corporate income tax rates in the various countries in which we operate and the relative magnitude of our business in those countries. The reduction in our effective tax rate is due to our continued expansion into countries with lower effective tax rates.

         NET INCOME. The increase in net income is attributable primarily to the increase in our total revenue, which was partially offset by relative low gross margin of our new Managed Services projects in their early stages of implementation in the first quarter of fiscal 2004.

         Net income for the first quarter of fiscal 2004 included amortization of purchased intangible assets. Excluding this charge, net income for the first quarter of fiscal 2004 was $57.0 million, or 13.3% of revenue, an increase of 58.2% from the first quarter of fiscal 2003. Net income in the three months ended December 31, 2002 included amortization of purchased intangible assets and restructuring charges. Excluding amortization of purchased intangible assets, net income was $36.1 million, representing 10.6% of revenue.

         DILUTED EARNINGS PER SHARE. Diluted earnings per share were $0.24 for the three months ended December 31, 2003, compared to $0.15 in the three months ended December 31, 2002. Diluted earnings per share, excluding amortization of purchased intangible assets, in the three months ended December 31, 2003, increased by 55.7% from $0.17 in the three months ended December 31, 2002, to $0.26 per diluted share.

LIQUIDITY AND CAPITAL RESOURCES

         Cash, cash equivalents and short-term interest-bearing investments totaled $1,229 million as of December 31, 2003, compared to $1,291 million as of September 30, 2003. The decrease is attributable primarily to the use of $124.0 million to repurchase our shares, which was partially offset by positive cash flows from operations. Net cash provided by operating activities amounted to $82.7 million and $85.0 million for the three months ended December 31, 2003 and 2002, respectively. Although net income before depreciation and amortization increased in the first quarter of fiscal 2004, cash flows from operations decreased slightly, due primarily to increases in accounts receivable resulting from the sequential increase in our revenue. We currently intend to retain our future operating cash flows to support the further expansion of our business, including investments related to new Managed Services projects and acquisitions. We may also use a portion of our cash balances for future repurchases of our outstanding securities and for the redemption of our 2% Convertible Notes due June 1, 2008 (the "Notes"), as described below.

         Our policy is to retain substantial cash balances in order to support the growth of the Company. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our liquidity needs for at least the next fiscal year.

         As of December 31, 2003, $395.5 million aggregate principal amount of our Notes was outstanding. In July 2002, our board of directors authorized us to repurchase outstanding Notes, in such amounts, at such prices and at such times considered appropriate by us. During the three months ended December 31, 2003, we repurchased $5.0 million aggregate principal amount of the Notes. During fiscal 2002 and 2003, the Company repurchased $100.0 million aggregate principal amount of the Notes. We funded these repurchases, and intend to fund any future repurchases, with available funds. On June 1, 2004, the holders of our Notes may require us to redeem their Notes at 100% of their principal amount plus accrued interest to the redemption date. Due to the high conversion price for the Notes, it is likely that the holders of the Notes will require us to redeem their Notes. We may choose to redeem the Notes in cash, in ordinary shares, or in a combination of cash and ordinary shares.

         As of December 31, 2003, we had an available short-term general revolving line of credit totaling $30.0 million, none of which had been used as of such date. In addition, as of December 31, 2003 we had credit facilities totaling $35.8 million, limited for the use of letters of credit and bank guarantees from various banks. Outstanding letters of credit and bank guarantees as of December 31, 2003 totaled $24.1 million. These were mostly supported by a combination of the credit facilities described above and compensating cash balances that we maintain with the issuing banks.

         As of December 31, 2003, we had outstanding long-term obligations of $43.6 million in connection with leasing arrangements.

         Our capital expenditures were approximately $14.0 million in the three months ended December 31, 2003. These expenditures consisted primarily of purchases of computer equipment and, to a lesser degree, leasehold improvements. We funded our capital expenditures principally from operating cash flows. We do not anticipate any changes to this policy in the foreseeable future.

CURRENCY FLUCTUATIONS

         The U.S. dollar is our functional currency. In the three months ended December 31, 2003, approximately 70% of our revenue was in U.S. dollars or linked to the U.S. dollar, and approximately 50% of our operating expenses (excluding acquisition-related charges) were paid in dollars or linked to dollars. As a result of long-term contracts in currencies other than the U.S. dollar and more customers seeking contracts that are denominated in currencies such as the euro and not the U.S. dollar, we expect that the percentage of our revenue and operating expenses in U.S. dollar will decrease slightly over time. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our consolidated operations. As more of our customers seek contracts that are denominated in currencies other than the U.S. dollar, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of December 31, 2003, we had partially hedged our exposures in currencies other than the U.S. dollar.

PART II OTHER INFORMATION

ITEM 1. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         We held our Annual General Meeting of Shareholders on Thursday, January 22, 2004, to consider and act upon the following matters, all of which were approved and adopted by the requisite votes of our shareholders:

         1. The election of twelve (12) directors to serve until the next annual general meeting of shareholders or until their earlier resignation or removal or successors are elected and qualified: Bruce K. Anderson, Avinoam Naor, Adrian Gardner, Dov Baharav, Julian A. Brodsky, Charles E. Foster, Eli Gelman, James S. Kahan, Nehemia Lemelbaum, John T. McLennan, Robert A. Minicucci and Mario Segal.

         2. The approval of our Consolidated Financial Statements for the fiscal year ended September 30, 2003.

         3. The approval of an amendment to our 1998 Stock Option and Incentive Plan, as amended, to increase by 6 million shares the number of ordinary shares available for issuance and to eliminate the Company's ability to conduct option repricing programs in which options are surrendered to the Company in exchange for new options and/or restricted stock.

         4. The ratification and approval of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2004, and until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the remuneration of such independent auditors in accordance with the nature and extent of their services.

ITEM 2. REPORTS ON FORM 6-K

(a)      Reports on Form 6-K

         The Company filed the following reports on Form 6-K during the three months ended December 31, 2003:

         (1) Form 6-K dated December 24, 2003.

         (2) Form 6-K dated December 29, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AMDOCS LIMITED

                              /s/ Thomas G. O'Brien
                              ------------------------------------
                              Thomas G. O'Brien
                              Treasurer and Secretary
                              Authorized U.S. Representative

Date: February 17, 2004

                                  EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
-----------       ----------------------------------------------------
   99.1           Amdocs Limited Press Release dated January 21, 2004.